Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

File No 82.3893

02049348

31 July 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

NEDCOR LIMITED: ODD-LOT OFFER FINALISATION DATA, OFFER PRICE AND GENERAL MEETING – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange South Africa, for your information.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Yours faithfully

GS Nienaber
GROUP SECRETARY

cc: Stephen Siller

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

ODD-LOT OFFER FINALISATION DATA, OFFER PRICE AND GENERAL MEETING

1. **Introduction**

At the time of the acquisition by Nedcor of the entire issued share capital of BoE Limited ("BoE transaction") Nedcor indicated that it would propose an odd-lot offer to shareholders of Nedcor, including those BoE shareholders who received Nedcor shares pursuant to the BoE transaction ("odd-lot offer"). The odd-lot offer has been made to Nedcor shareholders holding less than 25 Nedcor shares at the close of business on Friday, 23 August 2002 ("odd-lot holders").

2. **Offer price**

The odd-lot offer will be implemented at an offer price of R114,49 per Nedcor share ("offer price"), which is the weighted average traded price of Nedcor shares on the JSE Securities Exchange South Africa over the five trading days ended Monday, 29 July 2002.

3. **Mechanics**

3.1 The odd-lot offer will be implemented on the basis that odd-lot holders may elect to:

- sell their odd-lot holdings ("cash alternative");
- acquire additional Nedcor shares to increase their holding to 25 Nedcor shares ("purchase alternative"); or
- retain their existing shareholdings.

Shareholders should note that, unless they inform Nedcor's transfer secretaries (in the case of a certificated shareholder) or their Central Securities Depository Participant ("CSDP") or broker (in the case of a dematerialised shareholder) of their election, their odd-lot holdings will be sold and the net proceeds paid to them.

3.2 The Nedcor shares of those odd-lot holders who do not make an election or who do not instruct their CSDP or broker as to which election they wish to make or who elect the cash alternative or who instruct their CSDP or broker that they wish to elect the cash alternative, will be sold in the first instance to those odd-lot holders who elect the purchase alternative and any surplus shares will be purchased, at the offer price, by Nedlend Limited, a wholly-owned subsidiary of Nedcor.

3.3 To the extent that the Nedcor shares acquired are insufficient to meet the aggregate requirement of those odd-lot holders who elect the purchase alternative, Nedcor will issue new shares to the odd-lot holders in question at the offer price. The issue of shares will be in terms of the general authority to issue shares for cash approved by shareholders at the Nedcor general meeting held on 24 April 2002.

3.4 Nedcor shareholders who have any questions regarding the odd-lot offer should call the information agent, Georgeson Shareholder Communications SA (Pty) Limited, on the toll-free helpline on 0800 202 362 or +27 11 775 3448 if calling from outside South Africa.

4. Salient dates and times

	2002
Odd-lot offer opened at 09:30 on	Thursday, 11 July
Offer price determined on	Monday, 29 July
Forms of proxy for the general meeting of shareholders to be received by 15:00 on	Thursday, 8 August
General meeting of shareholders held at 15:00 on	Monday, 12 August
Results announcement published on SENS and in the press on	Tuesday, 13 August
Last day to trade in order to participate in the odd-lot offer on	Friday, 16 August
Forms of election and surrender for the odd-lot offer to be received by 16:30 on	Wednesday, 21 August
Election date	Wednesday, 21 August
Record date to determine those shareholders entitled to participate in the odd-lot offer and closing date for the offer at the close of business on	Friday, 23 August
Implementation of the odd-lot offer takes effect after close of business on	Friday, 23 August
In respect of certificated shareholders electing the purchase alternative, new share certificates mailed against receipt of payment, from	Monday, 26 August
Dematerialised shareholders will have their safe custody accounts held at their CSDP updated with their new holding and debited/credited with the cash amount, as the case may be, on	Monday, 26 August
Cheques in respect of the sale by certificated odd-lot holders of odd-lot holdings mailed from	Monday, 26 August

Notes:

1. The above dates and times are subject to change. Any changes will be published in the press and on SENS.
2. Share certificates may not be dematerialised or rematerialised between 19 August 2002 and 23 August 2002, both days inclusive.

5. Documentation

A general meeting of Nedcor shareholders will be held at 15:00 on Monday, 12 August 2002 in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, for the purposes of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions required to proceed with the odd-lot offer and to effect an increase in Nedcor's authorised share capital and amendments to the articles of association and employee incentive scheme.

A circular setting out details of:

- the odd-lot offer;
- an increase in Nedcor's authorised share capital;
- amendments to Nedcor's articles of association to amend the restrictions on the election of deputy chairmen or vice chairmen and permitting a subsidiary of Nedcor, other than a registered bank, to acquire shares in it; and
- amendments to the Nedcor Group (1994) Employee Incentive Scheme,

and incorporating a notice of general meeting and forms of proxy, surrender and election was posted to shareholders on Thursday, 11 July 2002.

Johannesburg
30 July 2002

Investment bank and joint sponsor

NEDCOR
INVESTMENT BANK

Corporate law advisers and consultants

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS
EDWARD NATHAN & FRIEDLAND (PTY) LTD
(REGISTRATION NUMBER [illegible])

Lead sponsor for this transaction

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Information agent

Georgeson Shareholder
Georgeson Shareholder Communications SA (Pty) Ltd
Postal Address: PO Box 652000, Benmore, 2010
Physical Address: 108 Johan Avenue, Sandton
Registration number 2000/003204/07

INCE